BELLATORA, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

December 1, 2022

Mr. Benjamin Holt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Bellatora, Inc. Registration Statement on Form 10-12G Filed September 19, 2022 File No. 000-56478

Dear Mr. Holt:

Set forth below are the responses of Bellatora, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 15, 2022, with respect to the Company’s Registration Statement on Form 10 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text. Simultaneously, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which is referenced extensively in the comment responses. Also, separately the Company is simultaneously filing a Form 10-Q for the quarter ended September 30, 2022, even though it is not technically due until January 2, 2023 pursuant to Rule 13a-13.

Registration Statement on Form 10-12G filed September 19, 2022
Item 1A. Risk Factors
Risks Related to Our Securities, page 12

1.	We note the statement on page 14 in the risk factor on Rule 144 sales in the future that you are registering all of the shares outstanding so your officers will be able to sell their shares if this registration statement becomes effective. Please revise, as this registration statement is registering the class of securities under the Securities Exchange Act of 1934 and is not registering the shares held by your officers. Therefore, Rule 144 would continue to apply to your officers. Please reconcile and revise the discussion of Rule 144 in this risk factor to clearly reflect the restrictions on sales due to your status as a shell company.

RESPONSE: The risk factor cited in the comment has been revised to remove the sentence which indicated that the Registration Statement is registering any shares for sale under the Securities Act of 1933.

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Item 2. Financial Information
Results of Operations for the Period Ended December 31, 2021 Compared to the Year Ended December 31, 2020, page 17

2.	Please revise to clarify that the company recognized no revenue, if true, during the years ended December 31, 2021 and 2020.

RESPONSE: This section has been revised as requested.

3.	Please expand your disclosure regarding the $60,000 gain on the extinguishment of debt. Specify the debt extinguished, including its material terms; quantify the principal and interest outstanding at the time the debt was extinguished; and quantify any consideration given in exchange for the debt being extinguished.

RESPONSE: This section has been revised to disclose that the debt forgiveness was by a former officer who remains a shareholder in the Company, and that the officer forgave the debt to make the Company more attractive for a potential business combination with an attractive acquisition target which would enhance the value of his shares.

Financing Activities, page 19

4.	Please revise to disclose the material terms of the related party notes payable, including the principal amount, interest rate, and maturity date.

RESPONSE: This section has been revised to include the interest rate, maturity date and other payment terms of the note.

Controls and Procedures, page 19

5.	We note here and on page 11 your assessment of internal control over financial reporting as “not sufficient” instead of as “ineffective” consistent with Regulation S-K Item 308(a)(3). Please revise. Additionally, we note your assessment is as of December 31, 2020 instead of 2021. Please advise.

RESPONSE: This section has been revised as requested.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

6.	To the extent the warrants issued to Coral Investment Partners, LP may be exercised within sixty days, please revise the beneficial ownership tables on pages 22 and 23, respectively, to include such warrants.

RESPONSE: We have revised footnote 3 on pages 22 and 23 to disclose the basis for not including the shares issuable upon exercise of the warrants held by Mr. Nelson. Specifically, neither class of warrants is exercisable if their exercise would result in Mr. Nelson having beneficial ownership of more than 4.99% of the Company’s common stock (9.99% if Mr. Nelson elects). Since Mr. Nelson is already the beneficial owner of 71% of the Company’s common stock, the warrants are not exercisable.

7.	We note the statement following the table on page 23 that you have included in the table only those derivative securities with exercise prices that you believe have a reasonable likelihood of being "in the money" within the next sixty days. Such statement is not consistent with Rule 13d-3. Please remove it.

RESPONSE: This section has been revised as requested to delete the language referenced in the comment.

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Item 5. Directors and Executive Officers, page 24

8.	Please revise your disclosure regarding the background and history of your executive officer and director to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of Erik Nelson during the past five years, including the dates and duration of his employment.

RESPONSE: This section has been revised to disclose Mr. Nelson’s employment for the past five years as requested. We believe that the section already contained an adequate description of Mr. Nelson’s business experience and other occupations.

Additional Information, page 25

9.	Please revise to include UAN Power Corp. in your page 25 discussion of all of the blank check companies, which have filed a registration statement, with which Mr. Nelson has been affiliated in the past five years. In addition, please revise your page 26 discussion of all of the blank check companies, which have not filed a registration statement, with which Mr. Nelson has been associated. In this regard, we note that Bellatora, Inc. is included in your page 26 discussion.

RESPONSE: This section has been revised as requested.

Conflicts of Interest - General, page 27

10.	Please expand your disclosure to identify all businesses in which your officers or directors are, or may become, officers, directors, controlling shareholders, partners and/or members. This should include, but not be limited to, the blank check companies with which Mr. Nelson is involved.

RESPONSE: This section has been revised as requested.

Item 6. Executive Compensation, page 28

11.	Please revise your second sentence to clarify that the executive compensation being addressed in this section is the compensation for the fiscal years ended December 31, 2020 and December 31, 2021 along with the six month period ended June 30, 2022.

RESPONSE: This section has been revised as requested to disclose Mr. Nelson’s compensation for the six months ended June 30, 2022. However, we note that Form 10 only requires that the table include compensation pursuant to Item 402 of Regulation S-K, and Item 402(n)(1) only requires disclose of executive compensation for the last two fiscal years.

12.	Please revise the summary compensation table, as appropriate, to include any stock based compensation furnished to Mr. Nelson. In this regard, we note that the notes to the financial statements on pages F-9 and F-18 state that the company recorded $19,000 in stock based compensation in connection with the purchase by Coral Investment Partners of 100,000,000 shares of common stock and 100,000,000 warrants for a total of $2,000. Thus, it appears that the purpose of the stock purchase transaction was to furnish compensation to Mr. Nelson through a third party, and such amount should be included in the summary compensation table. See Item 402(m)(1) of Regulation S-K. To the extent the stock based compensation is added to the summary compensation table, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

RESPONSE: This section has been revised as requested.

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13.	Please revise to provide the information required by Item 402(r) of Regulation S-K concerning any director compensation.

RESPONSE: This section has been revised to disclose that all compensation paid to directors is disclosed in the executive compensation table. See Item 402(r)(2)(i).

Item 7. Certain Relationships and Related Transactions, page 29

14.	We note your disclosure on page 29 regarding the material terms of the promissory note. Please expand your disclosure to include the amount of principal and interest paid during the period ended June 30, 2022, as required by Item 404(a)(5) of Regulation S-K. Please also clarify whether the interest rate applies to the additional loan amounts.

RESPONSE: This section has been revised as requested.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 31

15.	Please revise to clarify that the company has "Pink Limited Information" and "Caveat Emptor" warnings from OTC Markets. In this regard, we note your disclosure on page 31 that the company has a "Stop" warning.

RESPONSE: This section has been revised as requested.

Item 10. Recent Sales of Unregistered Securities, page 33

16.	Please revise to include the warrants issued to Coral Investment Partners, LP on June 18, 2021. In addition, please disclose the persons or class of persons to whom the securities were sold, as required by Item 701 of Regulation S-K. Please also provide more specificity regarding the facts supporting the exemptions relied upon.

RESPONSE: This section has been revised as requested.

Item 11. Description of Registrant's Securities to be Registered, page 34

17.	Please revise to reconcile your disclosure on page 34 with your amended and restated articles of incorporation filed as Exhibit 3.6. In this regard, we note that page 34 states you are authorized to issue 2,000,000,000 shares of common stock. However, Section 5.1 of your amended and restated articles of incorporation states you are authorized to issue 200,000,000 shares of common stock.

RESPONSE: This section has been revised to clarify the number of authorized shares of common stock.

18.	Please expand your disclosure to describe briefly your preferred shares and to disclose that you have the authority to create and issue rights, warrants and options.

RESPONSE: This section has been revised as requested.

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Item 13. Financial Statements and Supplementary Data, page 36

19.	Please revise to clarify that your financial statements for the three and six months ended June 30, 2022 and 2021 are unaudited.

RESPONSE: The description in Item 13 of the financial statements has been revised to disclose that interim financial statements are unaudited.

Exhibits

20.	Please file as exhibits each of the Class A and Class B warrant agreements.

RESPONSE: The Class A and Class B warrant agreements are filed as exhibits 4.1 and 4.2 with Amendment No. 1.

Sincerely,

Erik S. Nelson

cc:           Robert J. Mottern, Esq.

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